OppenheimerFunds, Inc.

Two World Financial Center
225 Liberty Street, 11th Floor
New York, New York 10281-1008

November 8, 2011

The Board of Trustees

Oppenheimer Global High Yield Fund
6803 S. Tucson Way

Centennial, CO 80112-3924

To the Board of Trustees:

OppenheimerFunds, Inc. (“OFI”) has purchased 8,000 Class A Shares, 1,000 Class C Shares and 1,000 Class Y Shares, of Oppenheimer Global High Yield Fund (the “Fund”), at a net asset value per share of $10.00 for each such class, for an aggregate purchase price of $100,000.

In connection with such purchase, OFI represents that such purchase is made for investment purposes by OFI without any present intention of redeeming or selling such shares.

Very truly yours,

OppenheimerFunds, Inc.

By: /s/ Arthur S. Gabinet

_____________________________________

Arthur S. Gabinet
Executive Vice President and General Counsel